Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.200% Senior Medium-Term Notes, Series I due 2023	99.826%	$1,247,825,000	$125,655.98

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated August 9, 2016 (To Prospectus dated February 9, 2016 and Prospectus Supplement dated March 7, 2016) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-209450

Senior Medium-Term Notes Series I

(U.S. $ Fixed Rate)

$1,250,000,000 2.200% Senior Notes Due 2023

Trade Date: August 9, 2016

Original Issue Date: August 16, 2016

Principal Amount: $1,250,000,000

Net Proceeds to Issuer: $1,245,950,000

Price to Public: 99.826% plus accrued interest, if any, from August 16, 2016

Commission/Discount: 0.150%

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date: August 16, 2023

Interest Payment Dates: Semi-annually on the 16th day of February and August of each year, commencing February 16, 2017 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 2.200% per annum

Redemption Commencement Date: June 16, 2023

Initial Redemption Percentage: 100%

Redemption Price: Initial Redemption Percentage times the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption on written notice given to the registered holders of the Notes not less than 10 nor more than 60 calendar days prior to the date of redemption.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Waiver and Termination of Rights With Respect to Replacement Capital Covenants: The Company has covenanted in favor of the holders of a specified series of the Company’s long-term indebtedness for borrowed money (the “Covered Debt”) that, subject to certain exceptions, the Company will not, and will cause its subsidiaries not to, redeem or repurchase any of the securities issued or held by Mellon Capital III or Mellon Capital IV, each a Delaware statutory trust prior to specified dates in 2056 and 2022, respectively, unless the redemption or repurchase price is no more than a maximum amount determined by reference to the net cash proceeds that the Company has received from the sale of certain qualifying securities since September 11, 2012. Additional information regarding these covenants is set forth under the heading “Item 1. Business - Replacement Capital Covenants” in our annual report on Form 10-K for the year ended December 31, 2015, which is incorporated herein by reference.

Currently, the Company’s 5.50% Subordinated Notes Due 2018 (CUSIP No. 585515AE9) have been designated as Covered Debt for the securities issued or held by Mellon Capital III and Mellon Capital IV. This series of Covered Debt will cease to be Covered Debt on November 15, 2016. During the 30-day period immediately preceding that date, the Company is required to identify a new series of long-term indebtedness for borrowed money to become the Covered Debt on November 15, 2016. We may designate the Notes as the next series of Covered Debt.

The Notes will provide that, in the event they are designated as the Covered Debt, each purchaser of the Notes, for itself and any and all successors and assigns, waives all rights under, and irrevocably authorizes us to unilaterally terminate, (i) the Replacement Capital Covenant dated September 19, 2006 and amended on September 11, 2012 and (ii) the Replacement Capital Covenant dated June 19, 2007 and amended on May 8, 2012 and September 11, 2012 (together, the “Replacement Capital Covenants”), which set forth the covenants described above, without further action by or payment to any holders of the Notes. If we designate the Notes as the Covered Debt, we currently expect to terminate the Replacement Capital Covenants promptly following such designation. Accordingly, if you purchase any Notes in the offering, you should not expect to have any right to enforce the Replacement Capital Covenants.

By purchasing the Notes, an investor will be deemed to have waived, for itself and any and all successors and assigns, all rights with respect to, and to have irrevocably authorized us to terminate, the Replacement Capital Covenants upon the Notes becoming the Covered Debt as described above.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Credit Suisse Securities (USA) LLC	$250,000,000
Goldman, Sachs & Co.	$250,000,000
J.P. Morgan Securities LLC	$250,000,000
Wells Fargo Securities, LLC	$250,000,000
BNY Mellon Capital Markets, LLC	$100,000,000
BB&T Capital Markets, a division of BB&T Securities, LLC	$25,000,000
Guggenheim Securities, LLC	$25,000,000
Lloyds Securities Inc.	$25,000,000
Raymond James & Associates, Inc.	$25,000,000
Scotia Capital (USA) Inc.	$25,000,000
Loop Capital Markets LLC	$12,500,000
Samuel A. Ramirez & Company, Inc.	$12,500,000

Total:	$1,250,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $200,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.